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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Cavalier Homes, Inc.
(Name of Issuer)
Common Stock, $0.10 par value per share
(Title of Class of Securities)
149507105
(CUSIP Number)
Legacy Housing, LTD.
Attn: Curtis D. Hodgson
15400 Knoll Trail, Suite 101, Box 25
Dallas, TX 75248
Tel. No.: (972) 661-1821
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Joseph L. Motes III
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

February 5, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Legacy Housing, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		155,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		155,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	155,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS GPLH, LC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		155,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		155,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	155,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Shipley Brothers, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		637,392

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		155,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		637,392

WITH	10	SHARED DISPOSITIVE POWER

		155,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	792,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS K-Shipley, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		792,392

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		792,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	792,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS D-Shipley, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		792,392

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		792,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	792,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS B-Shipley, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		792,392

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		792,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	792,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Federal Investors Servicing, LTD

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		133,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		133,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	133,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.7%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Federal Investors Management, L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		133,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		133,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	133,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.7%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Kenneth E. Shipley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		925,392

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		925,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	925,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Curtis D. Hodgson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		765,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		155,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		765,000

WITH	10	SHARED DISPOSITIVE POWER

		155,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	920,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Douglas M. Shipley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		792,392

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		792,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	792,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Billy J. Shipley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		792,392

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		792,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	792,392

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	149507105

1	NAMES OF REPORTING PERSONS Michael R. O’Connor

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		300

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		300

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	IN

AMENDMENT NO. 1 TO SCHEDULE 13D
This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed on behalf of Legacy Housing, LTD., GPLH, L.C., Shipley Brothers, LTD., K-Shipley, LLC, D-Shipley, LLC, B-Shipley, LLC, Federal Investor Servicing, LTD., Federal Investors Management, L.C., Kenneth E. Shipley, Curtis D. Hodgson, Douglas M. Shipley, Billy J. Shipley and Michael R. O’Connor relating to shares of common stock of Cavalier Homes, Inc., a Delaware corporation. This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on February 2, 2009 (the “Original 13D”).
Item 2. Identity and Background
Item 2 of the Original 13D is hereby amended and restated in its entirety to read as follows:
This statement is filed by: (a) Legacy Housing, LTD., a Texas limited partnership (“Legacy”), (b) GPLH, LC, a Texas limited liability company which serves as the general partner of Legacy (“GPLH”), (c) Shipley Brothers, LTD, a Texas limited partnership which serves as a manager of GPLH (“Shipley LTD”), (d) K-Shipley, LLC, a Texas limited liability company which serves as a general partner of Shipley LTD (“K-Shipley”), (e) D-Shipley, LLC, a Texas limited liability company which serves as a general partner of Shipley LTD (“D-Shipley”), (f) B-Shipley, LLC, a Texas limited liability company which serves as a general partner of Shipley LTD (“B-Shipley”), (g) Federal Investors Servicing, LTD., a Texas limited partnership (“Federal Servicing”), (h) Federal Investors Management, L.C., a Texas limited liability company which serves as the general partner of Federal Servicing (“Federal Management”), (i) Kenneth E. Shipley, the president and assistant secretary of GPLH, the president and sole member of K-Shipley and the president and manager of Federal Management and a citizen of the United States, (j) Curtis D. Hodgson, the vice president, secretary and manager of GPLH and a citizen of the United States, (k) Douglas M. Shipley, the president and sole member of D-Shipley and the secretary of Federal Management and a citizen of the United States, (l) Billy J. Shipley, the president and sole member of B-Shipley and the vice president of Federal Management and a citizen of the United States, and (m) Michael R. O’Connor, a citizen of the United States (together with Legacy, GPLH, Shipley LTD, K-Shipley, D-Shipley, B-Shipley, Federal Servicing, Federal Management, Kenneth Shipley, Curtis Hodgson, Douglas Shipley and Billy Shipley, the “Reporting Persons”).
Legacy is primarily engaged in the business of mobile home financing and manufacturing. GPLH is primarily engaged in the business of acting as the general partner of Legacy. Shipley LTD is primarily engaged in the business of mobile home sales and of acting as manager of Legacy. K-Shipley, D-Shipley and B-Shipley are primarily engaged in the business of acting as the general partners of Shipley LTD. Federal Servicing is primarily engaged in the business of mobile home financing. Federal Management is primarily engaged in the business of acting as the general partner of Federal Servicing. The principal occupation of Kenneth E. Shipley is acting as operator of Bell Mobile Homes, as president and assistant secretary of GPLH, president of K-Shipley and president and manager of Federal Management. Bell Mobile Homes is primarily engaged in the business of mobile home sales and manufacturing. The principal occupation of Curtis D. Hodgson is acting as president and secretary of Cusach, Inc., and vice president, manager and secretary of GPLH. Cusach, Inc. is primarily engaged in the business of mobile home sales and manufacturing. The principal occupation of Douglas M. Shipley is acting as president of D-Shipley and as secretary of Federal Management. The principal occupation of Billy J. Shipley is acting as president of B-Shipley and as vice president of Federal Management. Michael R. O’Connor is currently retired.

Each of Legacy, GPLH, Cusach, Inc. and Curtis D. Hodgson has its principal business office and receives its mail at 15400 Knoll Trail, Suite 101, Box 25, Dallas, Texas 75248. Each of Shipley LTD, K-Shipley, D-Shipley, B-Shipley, Federal Services, Federal Management, Bell Mobile Homes, Kenneth E. Shipley, Douglas M. Shipley and Billy J. Shipley has its principal business office at 2501 E. Lubbock Highway, Levelland, Texas 79336 and receives its mail at PO Box 749, Levelland, Texas 79336. Michael R. O’Connor maintains his principal residence and receives his mail at 9609 Coneflower Drive, NW, Albuquerque, New Mexico 87114.
None of the Reporting Persons has, during the last five years, been either (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds
Item 3 of the Original 13D is hereby amended and restated in its entirety to read as follows:
The Reporting Persons, in the aggregate, have invested $2,613,110.22 in the Issuer. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Legacy, Shipley LTD and Federal Servicing and the personal funds of Curtis Hodgson and Michael R. O’Connor.
Item 4. Purpose of the Transaction
Item 4 of the Original 13D is hereby amended by adding the following:
On February 5, 2009 and February 6, 2009, Curtis D. Hodgson sent a notice (the “Notice”) to the Secretary, the Board and the Governance Committee of the Issuer formally notifying the Issuer of the Reporting Persons’ intent to nominate Mr. Hodgson, Kenneth E. Shipley and Michael R. O’Connor (each, a “Nominee”, and collectively, the “Nominees”) for election to the Board at the 2009 Annual Meeting of the Stockholders of the Issuer (the “2009 Meeting”) and to solicit proxies in connection therewith. A copy of the Notice is attached hereto as exhibit 99.5 and incorporated herein by reference.
IMPORTANT INFORMATION
The Reporting Persons intend to make a preliminary filing with the Securities and Exchange Commission (the “Commission”) of a proxy statement and an accompanying proxy card to be used to solicit proxies for the election of the Nominees at the 2009 Meeting.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE REPORTING PERSONS FROM STOCKHOLDERS OF THE ISSUER FOR USE AT THE 2009 MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF THE ISSUER AND WILL BE AVAILABLE AT NO CHARGE AT THE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS (WHICH MAY BE DEEMED TO CONSIST OF THE REPORTING PERSONS) AND THEIR DIRECT AND INDIRECT INTERESTS IN SUCH PROXY SOLICITATION IS CONTAINED HEREIN.
Item 5. Interest in Securities of the Issuer
Items 5(a), (b) and (c) of the Original 13D are hereby amended and restated in their entirety to read as follows:
According to the Issuer’s Form 10-Q filed on October 23, 2008, there are 18,429,580 shares of Common Stock outstanding. The Reporting Persons have calculated and reported their ownership percentage based on the shares of Common Stock currently outstanding.
 (a) (i) Legacy is the beneficial owner of the 155,000 shares of Common Stock it holds, which represent 0.8% of the Issuer’s outstanding shares of Common Stock.
(ii) Shipley LTD is the beneficial owner of the 792,392 shares of Common Stock held by it and by Legacy, which represent 4.3% of the Issuer’s outstanding shares of Common Stock.
(iii) Federal Servicing is the beneficial owner of the 133,000 shares of Common Stock it holds, which represent 0.7% of the Issuer’s outstanding shares of Common Stock.
(iv) Curtis D. Hodgson is the beneficial owner of the 920,000 shares of Common Stock held by him and by Legacy, which represent 4.9% of the Issuer’s outstanding shares of Common Stock.
(v) GPLH is the beneficial owner of the 155,000 shares of Common Stock held by Legacy, which represent 0.8% of the Issuer’s outstanding shares of Common Stock.
(vi) K-Shipley, D-Shipley, and B-Shipley are each the beneficial owners of the 792,392 shares of Common Stock held by Legacy and Shipley, LTD, which represent 4.3% of the Issuer’s outstanding shares of Common Stock.
(vii) Federal Management is the beneficial owner of the 133,000 shares of Common Stock held by Federal Servicing, which represent 0.7% of the Issuer’s outstanding shares of Common Stock.

(viii) Kenneth E. Shipley is the beneficial owner of the 925,392 shares of Common Stock held by Legacy, Shipley LTD and Federal Servicing, which represent 5.0% of the Issuer’s outstanding shares of Common Stock.
(ix) Douglas M. Shipley, and Billy J. Shipley are each the beneficial owner of the 792,392 shares of Common Stock held by Legacy and Shipley LTD, which represent 4.3% of the Issuer’s outstanding shares of Common Stock.
(x) Michael R. O’Connor is the beneficial owner of the 300 shares of Common Stock he holds, which represent less than 0.1% of the Issuer’s outstanding shares of Common Stock.
(b) Legacy has the sole power to vote and dispose of the 155,000 shares of Common Stock it holds; GPLH, as the general partner of Legacy, has the shared power to vote and dispose of the 155,000 shares of Common Stock held by Legacy; Shipley LTD has the sole power to vote and dispose of the 637,392 shares of Common Stock it holds and, as a manager of GPLH, the shared power to vote and dispose of the 155,000 shares of Common Stock held by Legacy; Curtis D. Hodgson has the sole power to vote and dispose of the 765,000 shares of Common Stock he holds and, as a manager of GPLH, the shared power to vote and dispose of the 155,000 shares of Common Stock held by Legacy; Federal Servicing has the sole power to vote and dispose of the 133,000 shares of Common Stock it holds; K-Shipley, D-Shipley and B-Shipley, as the general partners of Shipley LTD, have the shared power to vote and dispose of the 637,392 shares of Common Stock held by Shipley LTD and the 155,000 shares of Common Stock held by Legacy; Federal Management, as the general partner of Federal Servicing, has the shared power to vote and dispose of the 133,000 shares of Common Stock held by Federal Servicing; Kenneth E. Shipley, as the manager of Federal Management and sole member of K-Shipley, has the shared power to vote and dispose of the 925,392 shares of Common Stock held by Legacy, Shipley LTD and Federal Servicing; Douglas M. Shipley, as the sole member of D-Shipley, has the shared power to vote and dispose of the 792,392 shares of Common Stock held by Shipley LTD and Legacy; Billy J. Shipley, as the sole member of B-Shipley, has the shared power to vote and dispose of the 792,392 shares of Common Stock held by Shipley LTD and Legacy; and Michael R. O’Connor has the sole power to vote and dispose of the 300 shares of Common Stock he holds.
(c) On January 20, 2009, Michael O’Connor purchased 300 shares of Common Stock at a price of $1.01 per share. The purchases were effected through open market transactions.
Item 7. Material to be Filed as Exhibits
Item 7 of the Original 13D is amended by adding the following:

Exhibit 99.5.	Stockholder’s Notice of Intent to Nominate Director Candidates dated February 5, 2009.

Exhibit 99.6.	Joint Filing Agreement dated February 6, 2009, among the Reporting Persons.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 2009	LEGACY HOUSING, LTD.

	By:	GPLH, LC, its general partner

		By:	/s/ Kenneth E. Shipley

			Name:	Kenneth E. Shipley
			Title:	President

GPLH, LC
By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	President

SHIPLEY BROTHERS, LTD.

By:	K-Shipley, LLC, its general partner

	By:	/s/ Kenneth E. Shipley

		Name:	Kenneth E. Shipley
		Title:	President

K-SHIPLEY, LLC
By:	/s/ Kenneth E. Shipley
	Name:	Kenneth E. Shipley
	Title:	President

D-SHIPLEY, LLC
By:	/s/ Douglas M. Shipley
	Name:	Douglas M. Shipley
	Title:	President

B-SHIPLEY, LLC
By:	/s/ Billy J. Shipley
	Name:	Billy J. Shipley
	Title:	President

FEDERAL INVESTORS SERVICING, LTD.

By:	Federal Investors Management, L.C.

	By:	/s/ Kenneth E. Shipley

		Name:	Kenneth E. Shipley
		Title:	President

KENNETH E. SHIPLEY
By:	/s/ Kenneth E. Shipley

CURTIS D. HODGSON
By:	/s/ Curtis D. Hodgson

DOUGLAS K. SHIPLEY
By:	/s/ Douglas K. Shipley

BILLY J. SHIPLEY
By:	/s/ Billy J. Shipley

MICHAEL R. O’CONNOR
By:	/s/ Michael R. O’Connor

Exhibit Index

Exhibit 99.5.	Stockholder’s Notice of Intent to Nominate Director Candidates dated February 5, 2009.

Exhibit 99.6.	Joint Filing Agreement dated February 5, 2009, among the Reporting Persons.